                                 [TERRA LOGO]


                             CONVERSION STATEMENT

     Until March 31, 1997, holders of Senior Preference Units ("SPUs") of Terra Nitrogen Company, L.P. ("TNCLP") have the right to convert SPUs into Common Units of TNCLP.

      Conversion decision required - your consideration is very important

     Holders who fail to take action will, by default, remain SPU holders and be subject to redemption at a price of $21.50 per SPU. The rights and benefits of Common Units are substantially similar to those that have existed for the SPUs, although Common Units do not have any preference rights. After December 31, 1996, SPUs are no longer entitled to participate in quarterly cash distributions in excess of the minimum quarterly distribution ("MQD") of $0.605 per unit. The Common Units will receive cash distributions, if any, only after SPUs have been paid the MQD. Holders must convert to Common Units in order to participate in any cash distributions above the MQD. (Cash distributions in excess of $0.605 per unit have been paid on SPUs and Common Units for twelve consecutive quarters.) The last reported sale of SPUs on the New York Stock Exchange Composite Tape on December 20, 1996 was $45 per SPU.

     The Common Units are approved for listing on the New York Stock Exchange, provided that a minimum level of elections to convert is satisfied. The General Partner currently anticipates that the thresholds for NYSE trading of the Common Units will be satisfied. If the Common Units cannot be listed on the NYSE, despite TNCLP's good faith attempts, publicly held SPUs may not convert.

     These are your alternatives:

     1. If you wish to remain a holder of SPUs, no action on your part is required.

     2. If you want to convert to Common Units, either you or the nominee holding your SPUs must complete and deliver the Conversion Notice/Letter of Transmittal, along with your SPU certificates, as instructed on the form.

     This Conversion Statement provides you with detailed information about the conversion process and the consequences of the decision you make. We encourage you to read this document carefully. In addition, you may obtain information about TNCLP from documents TNCLP has filed with the Securities and Exchange Commission.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
              OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS CONVERSION
                     STATEMENT.  ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

This Conversion Statement is dated and mailed to SPU holders on December 31, 1996.

                               TABLE OF CONTENTS

                                                                   Page
                                                                   ----

     Conversion Q & A................................................3
     Summary.........................................................8
     Conversion Background..........................................13
     The Conversion.................................................13
     Certain Federal Income Tax Consequences........................16
     Market Price of Securities; Cash Distributions.................17
     Description of Units...........................................19
     Exchange Agent.................................................20


                             AVAILABLE INFORMATION

     TNCLP is subject to the information requirements of the Securities Exchange Act of 1934, as amended, and is required to file periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by TNCLP can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at 75 Park Place, New York, New York 10007 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission also maintains a Web site that contains reports and other information regarding registrants, like TNCLP, that file electronically with the Commission (site address http://www.sec.gov). In addition, reports and other information may be inspected, with respect to TNCLP, at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, upon which the units of TNCLP are listed.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission (File No. 1-10877) are incorporated herein by reference: (i) TNCLP's Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (ii) TNCLP's Quarterly Report on Form 10-Q for the fiscal quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; and (iii) the description of the Units, set forth in the Registration Statement on Form 8-A dated September 27, 1991, as amended by Form 8 dated October 16, 1991.

     All documents filed by TNCLP pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Conversion Statement and prior to the termination of the conversion period contemplated hereby shall be deemed to be incorporated by reference into this Conversion Statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Conversion Statement to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Conversion Statement.

     TNCLP will provide without charge to each person to whom this Conversion Statement is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to Corporate and Investor Relations, Terra Nitrogen, 600 Fourth Street, P.O. Box 6000, Sioux City, Iowa 51102-6000 (phone (712) 277-5438).

                               _________________

     No person is authorized in connection with this conversion to give any information or to make any representations other than as contained or incorporated by reference in this Conversion Statement, and, if given or made, such information or representations must not be relied upon as having been authorized by TNCLP or the General Partner. This Conversion Statement does not constitute an offer to sell or the solicitation or an offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Conversion Statement nor any conversion effectuated hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

                               _________________

                               CONVERSION Q & A

     The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information appearing elsewhere in this Conversion Statement or incorporated by reference herein.

------------------------------------------------------------------
What changed for Senior Preference Unitholders at the end of 1996?
------------------------------------------------------------------

     Starting December 31, 1996, holders of SPUs became limited in the amount of quarterly cash distributions they can receive, as further described below. In addition, after April 1, 1997, SPUs can be redeemed by TNCLP for $21.50 per SPU. These changes are in accordance with TNCLP's Partnership Agreement.

     Cash distributions to SPU holders will be no more than the minimum quarterly distribution (MQD) of $0.605 per unit ($2.42 annually). The MQD is considerably less than cash distributions to SPU holders of $5.00 per SPU paid in 1995 and $7.73 per SPU paid in 1996. The redemption price of $21.50 per SPU is also considerably less than the closing market price for SPUs of $45 on December 20, 1996.

     SPU holders who want to retain their rights to participate in distributions greater than the MQD and avoid having SPUs redeemed by TNCLP for $21.50 per SPU, can elect to convert to "Common Units" of TNCLP before March 31, 1997. This conversion is on a one-for-one basis and at no cost to the holder. Although the Common Units are not publicly traded at the current time, the New York Stock Exchange has approved an application to list the Common Units, provided that a minimum level of elections to convert is satisfied. (The General Partner currently anticipates that the NYSE thresholds will be satisfied.) If the

Common Units cannot be listed on the NYSE, despite TNCLP's good faith attempts, publicly held SPUs may not convert.

-------------------------------------------------------------
What are the ramifications of converting to the Common Units?
-------------------------------------------------------------

     Quarterly distributions on the Common Units will be paid after the nonconverted SPU holders have been paid the MQD. Common Unitholders share on a quarterly basis all the remaining Available Cash with the General Partner, which could be more or less than the MQD on a per unit basis. (Cash distributions in excess of the MQD have been made on SPUs and Common Units for twelve consecutive quarters.) The Common Units will not be subject to the redemption feature, but can be called at a then-current market price by TNCLP, the General Partner or its affiliates under certain circumstances as described on the next page.

-----------------------------------------------------------------------
What are the ramifications of remaining a Senior Preference Unitholder?
-----------------------------------------------------------------------

     Again, after December 31, 1996, nonconverting SPU holders will not receive any distributions in excess of the MQD, although they will receive their MQD before the Common Units are paid A Reserve Amount equal to one year's MQD payments will be maintained to support distributions on nonconverted SPUs. If the SPUs no longer meet the NYSE's listing requirements, the SPUs would be subject to delisting.

     In addition, according to the Partnership Agreement, TNCLP has the right, and currently expects, to redeem nonconverted SPUs at a price of $21.50 per SPU.

----------------------------------------------------------------------------
What is the effect of this conversion process on cash distributions normally paid in February?
----------------------------------------------------------------------------

     The Partnership intends to distribute cash to unitholders at the end of February 1997 equal to the MQD ($0.605 per unit). The excess of Available Cash for the quarter ended December 31, 1996 over the amounts distributed in February 1997 will be paid to all partners other than nonconverting SPUs based on a record date shortly after the expiration of the conversion period. An announcement concerning the amount and timing of the distribution is scheduled for late January 1997. Nonconverting SPU holders will not receive any cash distributions in excess of the MQD.

-------------------------------------------------------------------------
Does the General Partner and its affiliates intend to convert their SPUs?
-------------------------------------------------------------------------

     The General Partner and its affiliates intend to convert their respective SPUs into Common Units. The General Partner and its affiliates currently own 6,974,900 SPUs and 5,172,414 Common Units. The public owns 6,661,464 SPUs.

---------------------------------------
How long do I have to make my decision?
---------------------------------------

     You have 90 days to make your decision (until 5:00 p.m. Eastern (Daylight) Time on March 31, 1997). Failure to return a completed Conversion Notice/Letter of Transmittal, along with your SPU certificates, within the 90 day time frame will cause your units to remain SPUs.

Can decisions to convert be withdrawn?

     Decisions to convert SPUs into Common Units that have been completed by delivering a Conversion Notice/Letter of Transmittal may be withdrawn at any time prior to 5:00 p.m. Eastern Standard (Daylight) Time on March 31, 1997 by contacting the Exchange Agent, First Chicago Trust Company of New York, and delivering a letter to that effect.

If I want to convert, what do I do?

     If you are the holder of record (a person to whom a certificate was issued), you need to complete the Conversion Notice/Letter of Transmittal and forward it along with your SPU certificate to the Exchange Agent.

     You are not the holder of record if your broker or another nominee holds the SPUs on your behalf. In these cases you need to instruct your broker or other nominee to complete the conversion election on your behalf.

Will the SPUs convert to Terra Industries Inc. common stock (exchange symbol:
TRA)?

     No, the SPUs will have the option to convert to Common Units of TNCLP, not common stock of Terra Industries.

Can the SPUs be redeemed?

     TNCLP may redeem any or all of the outstanding SPUs at any time upon at least 30 but not more than 60 days notice. If, after giving effect to an anticipated redemption, fewer than 1.0 million SPUs would be held by non-affiliates of the General Partner, TNCLP must redeem all such SPUs if it redeems any SPUs. The redemption price per SPU is $21.50. TNCLP currently expects that it will seek to redeem all outstanding SPUs sometime after the conversion process is completed.

Under what circumstances can the Common Units be called?

     If at any time not more than 25% of the issued and outstanding Common Units are held by non-affiliates of the General Partner, either TNCLP, the General Partner or its affiliates may call all such outstanding units held by non-affiliated persons. TNCLP shall give at least 30 but not more than 60 days notice of its decision to purchase the outstanding units of the class. The purchase price per unit will be the greater of (1) the average of the previous twenty trading days closing prices as of the date five days before the purchase is announced or (2) the highest price paid by the General Partner or any of its affiliates for any unit within the 90 days preceding the date the purchase is announced. In the event all SPUs owned by the General Partner and its affiliates are converted, they will own 12.15 million Common Units. If at least
4.05 million of the 6.66 million publicly held SPUs convert, the non-affiliated persons will own more than 25% of the issued and outstanding Common Units (assuming the General Partner and its affiliates do not acquire any additional Common Units).

How will future cash distributions be determined?

     Cash distributions will continue to be determined using the same methodology as in the past. The terms of the Partnership Agreement require TNCLP to distribute 100% of its Available Cash. Available Cash is largely dependent on TNCLP earnings. The principal change in future cash distributions is that nonconverted SPU holders are only entitled to the MQD.

What level of conversions is needed for listing Common Units on the NYSE?

     The Common Units are approved for listing on the NYSE if after conversion there are at least 1.1 million publicly held Common Units, the aggregate market value of the publicly held Common Units is at least $40 million and there are at least 2,000 holders of "round lots" of Common Units. The General Partner currently anticipates that the thresholds for NYSE trading of Common Units will be satisfied.

If NYSE trading of Common Units is initiated, what will be the price of the Common Units and how will it be determined?

     Currently there is no public trading market for the Common Units. The public market will determine the price. Since this is a one-for-one conversion of substantially similar securities, the Common Units will presumably be valued substantially the same as the SPUs they will replace. This value will depend on, among other things, TNCLP performance, general market conditions and cash distributions. The closing market price of SPUs as of December 20, 1996 was $45.

When will the Common Units begin trading on the NYSE?

     Assuming sufficient conversion elections are made, Common Units are expected to begin trading on the NYSE on April 1, 1997 (the day following the expiration of the conversion period). Beginning April 1, 1997, any trading of Units on the NYSE is anticipated to be made under the symbol "TNH" for Common Units and "TNH PR" for SPUs.

What happens if the Common Units cannot be listed on the NYSE?

     If the Common Units cannot be listed on the NYSE, despite TNCLP's good faith attempts, only SPUs owned by the General Partner and its affiliates may be converted into Common Units. SPUs held by all others will remain SPUs, will no longer participate in distributions in excess of the MQD and will be subject to redemption at a price of $21.50.

After the conversion period is over, will there be a public market for the SPUs?

     After the conversion period, the SPUs will continue to trade on the NYSE under the new symbol "TNH PR" separate from the Common Units only if the SPUs continue to meet the exchange listing requirements and are not otherwise redeemed. If the SPUs do not continue to meet the NYSE listing requirements, the SPUs would be subject to delisting. It is entirely possible that there would be an insufficient number of SPUs to provide a liquid secondary trading market.

Will the General Partner continue to be entitled to incentive distributions?

     The General Partner will continue to be entitled to incentive distributions. Nonconverted SPUs will receive only the MQD, and the balance of Available Cash will be distributed to the Common Unitholders and to the General Partner. The General Partner's percentage interest in distributions increases as distributions to the Common Unitholders exceed specified target levels (e.g., distributions of Available Cash exceeding $1.045 per Common Unit per quarter are paid 50% to Common Unitholders and 50% to the General Partner).

If I convert an SPU into a Common Unit, what will be the tax basis of the Common Unit and will the conversion generate a taxable transaction?

     Upon conversion of an SPU into a Common Unit, the holder of the SPU will not recognize gain or loss and will have a basis and holding period in the Common Unit equal to the basis and holding period of the converted SPU.

Will future distributions be supported by cash reserves held by TNCLP?

     TNCLP has been required to maintain cash reserves equal to one year's MQD payments on outstanding SPUs. This requirement would be ongoing for SPUs that do not convert. No reserves are required for Common Units. It is anticipated that any reduction in the Reserve Amount from its current level of $18.5 million will be available for cash distributions in May 1997.

                                    SUMMARY

     The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this Conversion Statement or incorporated by reference herein.

                                  The Company

     Terra Nitrogen Company, L.P. ("TNCLP" or the "Company") is one of the largest U.S. manufacturers and marketers of nitrogen fertilizer products. The Company produces ammonia, urea and urea ammonium nitrate solution ("UAN"), which are used by farmers to provide crops with nitrogen, an essential nutrient for plant growth. The Company sells its products to dealers, distributors, other fertilizer producers and traders for ultimate distribution principally in the Central and Southern Plains, Cornbelt and Western regions of the United States and areas served by the Mississippi, Missouri, Ohio and Illinois River systems.

     The Company's two nitrogen fertilizer plants are advantageously located with ready access, via barge, rail and pipeline, to major farming areas in the United States. The Company's plant in Verdigris, Oklahoma is the largest domestic UAN production facility, and its plant in Blytheville, Arkansas is one of the largest domestic urea production facilities. Both of the Company's plants manufacture anhydrous ammonia (referred to as ammonia), the majority of which is directly upgraded at the plants into UAN and urea.

     The U.S. nitrogen fertilizer business is both seasonal and volatile due to a number of factors that affect U.S. and world supply and demand. Although there have historically been wide imbalances between world supply and demand for nitrogen fertilizers, the Company believes that a more favorable balance has developed in recent years, particularly in the U.S. market, which accounts for over 95% of the Company's sales. As a result, the Company and many other U.S. producers have been operating at near-capacity rates. Nitrogen fertilizer is a global commodity, however, and the profitability and cash flow of nitrogen fertilizer producers, including the Company, has been volatile in the past and can be expected to be volatile in the future.

     The principal executive offices of the Company are located at 5100 East Skelly Drive, Suite 800, Tulsa, Oklahoma 74135, and its telephone number is
(918) 660-0050.

                                  Risk Factors

     Limited partner interests are inherently different from capital stock of a corporation. Current and prospective holders of SPUs or Common Units (collectively, the "Units") should consider the following factors in evaluating the Units:

     .  The markets for TNCLP's products are seasonal and volatile.

     .  TNCLP's business is highly competitive.

     . TNCLP's profitability and cash flow are affected by the price and availability of natural gas, as well as the price of its nitrogen products.

     . Voting rights of holders of Units are limited; pursuant to the terms of the Partnership Agreement, the General Partner manages and controls TNCLP.

     . The General Partner and its affiliates may potentially have conflicts of interest with TNCLP and the holders of Units, although the General Partner has undertaken by written agreement to act fairly and reasonably in connection with TNCLP and the holders of Units. (The General Partner has also elected two independent directors to its board of directors who review potential conflict of interest situations in furtherance of such obligations.)

     . The General Partner's liability to TNCLP and the holders of Units is limited by the Partnership Agreement.

     . There is no established trading market for the Common Units and the trading market for the SPUs may be adversely affected as a result of the conversion.


                                 The Conversion

Terms Until March 31, 1997, SPU holders are being offered the opportunity to elect to convert SPUs into Common Units of TNCLP on a one-for-one basis at no conversion cost to the holder. In the event that the Common Units cannot be listed on the NYSE, despite TNCLP's good faith attempts, only SPUs owned by the General Partner and its affiliates may be converted into Common Units.

Distributions of      After December 31, 1996, SPUs are no longer entitled to
Available Cash        participate in quarterly cash distributions from
(General)             "Available Cash" in excess of $0.605 per SPU ($2.42 per
                      SPU annually). Common Units will participate in quarterly cash distributions from Available Cash, if any, only after SPUs have been paid $0.605 per SPU. (Cash distributions from Available Cash in excess of $0.605 per unit have been paid on SPUs and Common Units for twelve consecutive quarters.) The ability of TNCLP to make cash distributions will be largely dependent on TNCLP earnings.

February 1997         TNCLP intends to distribute cash to unitholders at the end
Cash Distribution     of February 1997 equal to the minimum quarterly
                      distribution ("MQD") of $0.605 per unit. The excess of Available Cash for the quarter ended December 31, 1996 over the amounts distributed in February 1997 will be paid to all partners other than nonconverting SPUs based on a record date shortly after the expiration of the conversion period. An announcement concerning the amount and timing of the distribution is scheduled for late January 1997.
                      Nonconverting SPU holders will not receive any cash distributions in excess of the MQD.

Redemption            TNCLP has the right to redeem the nonconverted SPUs at a
                      price of $21.50 per SPU.

Procedure for         Depository receipts evidencing SPUs being converted,
Conversion            together with a properly completed and duly executed
                      Conversion Notice/Letter of Transmittal, must be received on or before 5:00 p.m. Eastern Standard (Daylight) Time on March 31, 1997 by the Exchange Agent, First Chicago Trust
                      Company of New York.

Withdrawal            Elections to convert SPUs may be withdrawn by the
Rights                unitholder at any time prior to 5:00 p.m. Eastern Standard
                      (Daylight) Time on March 31, 1997 by contacting the
                      Exchange Agent, First Chicago Trust Company of New York, and delivering a written notice of withdrawal.

Certain Federal       For a summary of certain federal income tax consequences
Income Tax            relating to the conversion, see "Certain Federal Income
Consequences          Tax Consequences" in this document, page 16.

Limited Call Right    If at any time not more than 25% of the issued and
                      outstanding Common Units are held by non-affiliates of the General Partner, either TNCLP, the General Partner or its affiliates may call all such outstanding units held by non-affiliated persons. TNCLP shall give at least 30 but not more than 60 days notice of its decision to purchase the outstanding units of the class. The purchase price per unit will be the greater of (1) the average of the previous twenty trading days closing prices as of the date five days before the purchase is announced or (2) the highest price paid by the General Partner or any of its affiliates for any unit within the 90 days preceding the date the purchase is announced. In the event all SPUs owned by the General Partner and its affiliates are converted, they will own 12.15 million Common Units.
                      If at least 4.05 million of the 6.66 million publicly held
                      SPUs convert, the non-affiliated persons will own more than 25% of the issued and outstanding Common Units
                      (assuming the General Partner and its affiliates do not acquire any additional Common Units).

Difference            For a summary of certain differences between SPUs and
between SPUs and      Common Units, see "Description of Units" in this document,
Common Units          page 19.

                             SUMMARY FINANCIAL DATA

     The following table presents (i) summary consolidated financial data for the years ended December 31, 1993, 1994 and 1995 derived from TNCLP's audited consolidated financial statements, (ii) summary consolidated financial data for the nine months ended September 30, 1995 and 1996 derived from TNCLP's unaudited consolidated financial statements for such period and (iii) certain operational information for the periods covered. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Financial and Operating Data" and the consolidated financial statements of TNCLP and related notes thereto incorporated by reference herein.

(dollars in thousands, except                  Year Ended December 31,             Nine Months Ended September 30,
 per unit amounts)                        --------------------------------         -------------------------------
                                            1993        1994        1995             1995                   1996
                                          --------    --------    --------         --------               --------
Income and Cash Flow Statement Data:
Total revenues........................    $259,782    $300,269    $373,325         $279,722               $277,943
Cost of goods sold....................     190,192     193,541     187,615          137,526                129,495
Operating expenses....................      17,645      20,000      16,840           13,604                  9,156
Operating income......................      53,004      87,638     169,724          128,592                139,292
Net income............................      49,729      86,545     172,468          130,662                143,563
Net income allocable to limited
partners' interest....................      48,741      84,822     123,220           96,678                 94,654
Net income per limited partnership
unit..................................        2.59        4.51        6.55             5.14                   5.03
Cash distributed per limited
partnership unit......................        2.48        2.64        6.25             4.34                   5.82

Summary Operating Data:
Sales volumes (thousands of tons)
Ammonia...............................         453         541         451              327                    311
Urea..................................         460         418         455              358                    312
UAN...................................       1,985       1,884       2,133            1,522                  1,731

Balance Sheet Data (at end of period):
Net property, plant and equipment.....    $184,629    $179,028    $177,358         $174,196               $172,827
Total assets..........................     286,355     316,645     338,123          317,090                301,412
Long term debt and capital lease
obligations including current
maturities............................      38,418      42,450       5,702            6,263                  4,870
Partners' capital.....................     201,003     236,879     286,354          282,194                258,624

                             CONVERSION BACKGROUND

     The conversion process described herein is expressly provided for in the Partnership Agreement and was disclosed in the initial public offering of SPUs in 1991.

     Section 5.5(c) of the Partnership Agreement provides as follows:

          "For a 90-day period commencing on the date the General Partner mails notice to the Unitholders that the Senior Conversion Date has occurred, Unitholders will have the right to elect to convert their Senior Preference Units into Common Units, effective as of the Senior Conversion Date, on a one-for-one basis, subject to adjustment, by delivering a Conversion Notice to the General Partner; provided, however, that any Units as to which a Conversion Notice is not received during such 90-day period shall remain Senior Preference Units; and provided further that in the event that the Common Units are not approved for listing on the New York Stock Exchange or the American Stock Exchange at such time, only those Senior Preference Units as to which a Conversion Notice has been delivered by the General Partner and its Affiliates shall be converted into Common Units and Senior Preference Units held by all other holders shall not be converted into Common Units, but shall remain Senior Preference Units. On or before the Senior Conversion Date, the Partnership shall file an application to list the Common Units on the New York Stock Exchange or the American Stock Exchange and shall pursue such application in good faith; provided that upon termination of the 90-day conversion period the Partnership and its Common Units meet the applicable listing requirements."

     Consistent with the terms of the Partnership Agreement, the General Partner has determined that the "Senior Conversion Date" occurred on December 31, 1996.


                                 THE CONVERSION
General

     SPU holders have, for a limited time, the right to elect to convert SPUs into Common Units of TNCLP on a one-for-one basis and at no conversion cost to the holder.

     TNCLP's obligation to issue Common Units to holders properly completing and delivering the Conversion Notice/Letter of Transmittal is conditioned on the Common Units being approved for listing on the New York Stock Exchange. The Common Units are approved for listing on the NYSE, provided that a minimum level of elections to convert is satisfied. See "--Post Conversion Trading."

Conversion Period; Procedure for Electing to Convert

     The conversion period commenced on December 31, 1996 and expires at 5:00 p.m. Eastern Standard (Daylight) Time on March 31, 1997. All appropriate documentation must be received on or before 5:00 p.m. Eastern Standard (Daylight) Time on March 31, 1997 by First Chicago Trust Company of New York (the "Exchange Agent"). Failure to comply with the instructions set forth in the Conversion Notice/Letter of Transmittal could result in rejection of the conversion election.

     Holders of record seeking to convert must deliver their depository receipts evidencing SPUs being converted, together with a properly completed and duly executed Conversion Notice/Letter of Transmittal, and any other documents required by the Conversion Notice/Letter of Transmittal, to the Exchange Agent at the address set forth below under "Exchange Agent" prior to the expiration of the conversion period.

     All beneficial owners of SPUs who wish to convert (but do not constitute holders of record) should instruct the holder of record to complete and forward the Conversion Notice/Letter of Transmittal on their behalf. Nominees or other record holders who hold SPUs for more than one beneficial owner are entitled to make multiple elections pursuant to the Conversion Notice/Letter of Transmittal.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any Conversion Notice/Letter of Transmittal will be determined by TNCLP, in its sole discretion, whose determination will be final and binding on all parties. TNCLP reserves the absolute right, in its sole discretion, to reject any and all conversion elections determined not to be in proper form or not to be available for lawful acceptance. TNCLP also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Conversion Notice/Letter of Transmittal or any defect or irregularity in the conversion elections of any SPUs. No submission of a Conversion Notice/Letter of Transmittal will be deemed to be properly made until all irregularities have been cured or waived. TNCLP's interpretation of the terms and conditions of the Conversion Notice/Letter of Transmittal relating to the conversion will be final and binding. None of TNCLP, the General Partner, the Exchange Agent or any other person will be under any duty to give notification of any defects or irregularities in conversion elections or incur any liability for failure to give any such notification.

Withdrawal Rights

     Conversion Notices/Letters of Transmittal submitted for conversion may be withdrawn by the unitholder, upon written notice to the Exchange Agent, at any time prior to 5:00 p.m. Eastern Standard (Daylight) Time on March 31, 1997. Conversion Notices/Letters of Transmittal not timely withdrawn will become irrevocable.

     To be effective, a written or facsimile transmission of a withdrawal letter must (i) be timely received by the Exchange Agent at one of its addresses specified herein, (ii) specify the name of the person who submitted the Conversion Notice/Letter of Transmittal to be withdrawn, (iii) if depositary receipts evidencing SPUs have been deposited with or otherwise identified to the Exchange Agent, contain the description of the depositary receipts to be withdrawn, indicate the certificate number shown on the certificates evidencing such depositary receipts and the number of SPUs represented by such depositary receipts and (iv) be signed by the holder of the depositary receipts in the same manner as the original signature on the Conversion Notice/Letter of Transmittal.

Post Conversion Trading

     Nonconverted SPUs will continue to trade on the NYSE under the new symbol "TNH PR" only if the SPUs continue to meet the exchange listing requirements and are not otherwise redeemed. It is entirely possible that there would be an insufficient number of SPUs to provide a liquid secondary trading market. TNCLP currently expects that it will redeem all nonconverted SPUs sometime after the conversion process is completed.

     The issuance of the Common Units upon conversion of the SPUs is exempt from the registration requirements of the Securities Act of 1933 (the "Securities Act"), pursuant to Section 3(a)(9) of the Securities Act. As the issuance of the SPUs was registered under the Securities Act, the Common Units issued upon exchange of the SPUs will be freely tradable under federal law, without compliance with prospectus delivery requirements; provided, however, that the person holding the SPUs, or the Common Units issued upon exchange of the SPUs, is not an affiliate of the Company. If the person holding the SPUs is an affiliate of the Company, the Common Units issuable upon exchange of the SPUs may be sold only pursuant to an effective registration statement under the Securities Act with respect to such Common Units or an exemption from registration thereunder.

     Assuming that sufficient conversion elections are made to satisfy thresholds for the listing of Common Units on the New York Stock Exchange, the Common Units are expected to commence trading on the NYSE on April 1, 1997 (the day following the expiration of the conversion period). The Common Units are approved for listing on the NYSE under the symbol "TNH" if after conversion there are at least 1.1 million publicly held Common Units, the aggregate market value of the publicly held Common Units is at least $40 million and there are at least 2,000 holders of "round lots" of Common Units.

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

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

          Upon the conversion of an SPU into a Common Unit, the holder of an SPU will not recognize gain or loss and will have a tax basis and holding period in the Common Unit received equal to the tax basis and holding period of the SPU so converted. If the holder of SPUs converts all SPUs, the holder's tax basis in the Common Units will be equal to the tax basis in the SPUs converted and such tax basis should be equally apportioned among the Common Units received. If a holder of SPUs decides to convert some, but not all, of the holder's SPUs, it is unclear how the tax basis would be apportioned between the SPUs retained and the Common Units received upon the conversion.

          The Internal Revenue Service has ruled that a partner who acquires interests in a partnership in separate transactions must combine such interests and maintain a single adjusted tax basis in a single partnership interest. Upon a sale or other disposition of less than all of such interest, a portion of such tax basis must be allocated to the interests sold using an "equitable apportionment" method. The ruling is unclear as to how the holding period of these interests is determined once they are combined. If this ruling is applicable to the holders of SPUs, a holder of SPUs who owns SPUs with differing tax bases (generally as a result of acquiring them at different times) will be unable to select high or low basis SPUs to convert as would be the case with corporate stock. It is not clear whether the ruling applies to TNCLP, because, similar to corporate stock, limited partner interests in TNCLP are evidenced by separate certificates. Accordingly, the effect of such ruling on the holders of SPUs is unclear. In addition, on March 19, 1996, certain tax legislation, known as the Revenue Reconciliation Act of 1996, was presented to Congress that would impact the taxation of certain financial products including partnership interests. Under one proposal contained in the Revenue Reconciliation Act of 1996, in the case of partnership interests in publicly traded partnerships which are substantially identical, the basis of such interests and any adjustments to tax basis, would be determined on an average basis and, for holding period purposes, a taxpayer would be treated as selling such interests on a first-in, first-out basis. It is unclear how such proposed legislation, if enacted, would impact (if at all) a holder of SPUs who converts some, but not all, of the holder's SPUs. A holder of SPUs seeking to convert less than all of such holder's SPUs should consult a tax advisor as to the possible consequences of such ruling and subsequent legislation.

                MARKET PRICE OF SECURITIES; CASH DISTRIBUTIONS

     SPUs (NYSE symbol: TNH) are traded on the NYSE. The following table sets forth the high and low closing sale prices for the SPUs and the amount of cash distributed to each SPU and Common Unit in each calendar quarter since January 1, 1994.


                                   SPU Closing Price         Cash Distributed to each
Period                             High          Low           SPU and Common Unit
------                             ----          ---           -------------------

1996
----
Fourth quarter
  (through December 20, 1996)    $ 45.75       $ 41.50               $1.77
Third quarter                      46.25         37.50                2.42
Second quarter                     49.25         37.00                1.63
First quarter                      47.25         35.75                1.91

1995
----
Fourth quarter                   $38.875       $31.625               $1.47
Third quarter                      32.50         29.50                1.73
Second quarter                     32.25         28.50                1.14
First quarter                      30.50        24.125                0.66

1994
----
Fourth quarter                   $28.625       $22.125               $0.66
Third quarter                      29.50         24.50                0.66
Second quarter                     30.25        26.125                0.66
First quarter                      31.00         25.00                0.66

     Currently there is no trading market for the Common Units. The Common Units will presumably be valued substantially consistent with the past valuation of SPUs and will depend on, among other things, TNCLP performance, general market conditions and cash distributions.

Quarterly Cash Distributions

     After December 31, 1996, SPUs are no longer entitled to participate in quarterly cash distributions in excess of $0.605 per unit (the "minimum quarterly distribution" or "MQD"). Holders must convert to Common Units in order to participate in any cash distributions above this level, although the Common Units will receive cash distributions, if any, only after SPUs have been paid the MQD.

     TNCLP intends to distribute cash to unitholders at the end of February 1997 equal to only the MQD ($0.605 per unit). The excess of the Available Cash for the quarter ended December 31, 1996 over the amounts distributed in February 1997 will be paid to all partners other than nonconverting SPUs based on a record date shortly after the expiration of the conversion period. An announcement concerning the amount and timing of the distribution is scheduled for late January 1997. Nonconverting SPU holders are not entitled to participate in cash distributions in excess of the MQD.

     Future cash distributions will continue to be based on Available Cash, which will be determined using the same methodology as in the past. Pursuant to the terms of the Partnership Agreement, TNCLP is required to pay out 100% of Available Cash. Available Cash is largely dependent on TNCLP earnings and is dependent on other factors, including working capital requirements and capital expenditures.

     The General Partner will continue to be entitled to incentive distributions. The General Partner's percentage interest in distributions increases as distributions to the Common Unitholders exceed specified target levels (e.g., distributions of Available Cash from Operations exceeding $1.045 per Common Unit per quarter are paid 50% to Common Unitholders and 50% to the General Partner).

Reserve Amount

     Cash reserves (or the "Reserve Amount") will be maintained in the amount equal to four quarters of MQDs on all nonconverted SPUs. No cash reserves are required for Common Units. In connection with the conversion process, reductions in the Reserve Amount from its current level of $18.5 million will be available for potential cash distributions in May 1997.

Distributions of Cash Upon Liquidation

     TNCLP will dissolve on December 31, 2041, unless sooner dissolved pursuant to the terms of the Partnership Agreement. In connection with the dissolution and liquidation of TNCLP, the proceeds of such liquidation shall be applied, first, in accordance with the provisions of the Partnership Agreement and applicable law to the payment of creditors in the order of priority provided by law and to the creation of a reserve of cash or other assets for contingent liabilities in an amount, if any, determined by the liquidator to be appropriate for such purposes. Any remaining proceeds (or assets in kind) will be distributed to Unitholders and the General Partner as set forth below.

     If cash (or other assets) to be distributed upon liquidation equals the aggregate balances of the partners' capital accounts (before adjustment for income and loss upon liquidation), such cash (or other assets) will be distributed in proportion to such capital accounts.

     If cash (or other assets) to be distributed upon liquidation exceeds such aggregate balance of the Partners' capital accounts, cash (or other assets) equal to such aggregate balance will be distributed in proportion to capital accounts and the excess will be distributed, first, 2% to the General partner and 98% to the holders of the Senior Preference Units to the extent of

Unrecovered Capital plus accrued arrearages, if any, next, 2% to the General Partner and 98% to the holders of the Common Units to the extent of Unrecovered Capital plus accrued arrearages, if any, and thereafter to the General Partner and to all holders of the Common Units, with the General Partner's percentage interest increasing as distributions to the Common Unitholders exceed specified targets.

     Any loss or unrealized loss will be allocated to the General Partner and the Unitholders, first, in proportion to the positive balances in such partners' capital accounts until all such balances are reduced to zero, and second, to the General Partner.

                             DESCRIPTION OF UNITS
General

     The Units are equity securities entitled to participate in such distributions of Available Cash as may properly be made from time to time (although the SPUs are only entitled to the MQD after December 31, 1996) and, in the event of any liquidation on winding up of TNCLP, to share in any assets of TNCLP remaining after satisfaction of TNCLP liabilities as provided in the Partnership Agreement.

     Holders of Units do not have preemptive rights. Holders of Units are entitled to one vote per Unit at meetings of Limited Partners with respect to matters as to which approvals may be solicited. The General Partner does not anticipate that any meeting of Limited Partners will be called in the foreseeable future since the General Partner is authorized in general to perform all acts deemed necessary to carry out the purposes of the Partnership and to conduct the business of the Partnership.

Senior Preference Units

     The Senior Preference Units ("SPUs") are entitled to receive from Available Cash a minimum quarterly distribution of $0.605 per SPU, aggregating $2.42 per SPU on an annualized basis, plus any arrearages in the payment of the MQD for prior quarters, before any distribution of Available Cash is made to holders of Common Units for such quarter. After payment of the MQD with respect to the SPUs and Common Units, only the Common Units will participate in additional quarterly distributions of Available Cash to the limited partners.

     For a 90-day period commencing on the mailing by the General Partner of this Conversion Statement, the holders of SPUs will have the right to convert their SPUs into Common Units on a one-for-one basis, if the Common Units are approved for listing on the NYSE, subject to official notice of issuance. In the event that the Common Units cannot be listed on the NYSE, only SPUs owned by the General Partner and its affiliates may be converted into Common Units, and SPUs held by all other Unitholders will remain SPUs.

     Any or all of the SPUs may be redeemed at the option of TNCLP upon at least 30 but not more than 60 days notice at a price equal to Unrecovered Capital plus accrued arrearages, if any. Unrecovered Capital, as further defined in the Partnership Agreement, means an amount equal to the excess of (i) the initial public offering price per SPU ($21.50) over (ii) the sum of all distributions made in respect of an SPU out of Available Cash constituting Cash from Interim Capital Transactions. If after giving effect to an anticipated redemption, fewer than 1.0 million SPUs would be held by non-affiliates of the General Partner, TNCLP must redeem all such SPUs if it redeems any SPUs. The SPUs are entitled to a liquidation preference over the Common Units.

Common Units

     The holders of Common Units are entitled to receive distributions from Available Cash only after TNCLP has distributed the MQD to holders of SPUs. After the holders of SPUs have received the MQD for any quarter plus any arrearages, only the Common Units will participate in distributions of Available Cash to the limited partners.

     If at any time not more than 25% of the issued and outstanding Common Units are held by non-affiliates of the General Partner, then TNCLP may call, or assign to the General Partner or its affiliates its right to acquire, the remaining publicly-held Units of such class at a purchase price equal to the greater of (i) the highest cash price paid by the General Partner or its affiliates for any Unit of such class purchased within the 90 days preceding the date the General Partner mails notice of the election to call or acquire such Units or (ii) the average of the last reported sales price per Unit on the principal securities exchange on which the Units trade over the 20 trading days preceding the date five days before the General Partner mails such notice.

                                 EXCHANGE AGENT

     First Chicago Trust Company of New York will act as Exchange Agent for the conversion. All correspondence in connection with the conversion and the Conversion Notice/Letter of Transmittal should be addressed to the Exchange Agent as follows:

   By Overnight Courier:            By Hand:                   By Mail:
   ---------------------            --------                   --------
First Chicago Trust Company     First Chicago Trust       First Chicago Trust
        of New York             Company of New York       Company of New York
   Tenders and Exchanges       Tenders and Exchanges     Tenders and Exchanges
        Suite 4680             c/o Depository Trust            Suite 4660
      14 Wall Street,        55 Water Street, DTC TAD        P.O. Box 2565
       Eighth Floor              Vietnam Veterans           Jersey City, NJ
    New York, NY 10005            Memorial Plaza               07303-2565
                                New York, NY 10041

                   For Information:    Call: (201) 324-0137
                                        Fax: (201) 222-4720